Exhibit (h)(20)

NORTHERN INSTITUTIONAL FUNDS

AMENDMENT NO. 1 TO THE

ADMINISTRATION AGREEMENT

This Amendment dated as of November 4, 2011, is entered into by and between NORTHERN INSTITUTIONAL FUNDS (the “Fund”) and NORTHERN TRUST INVESTMENTS, INC. (“NTI,” or the “Administrator”)

WHEREAS, the Fund and the Administrator entered into an Administration Agreement dated as of January 1, 2009, as amended (the “Agreement”) which appointed NTI as Administrator with respect to each investment portfolio listed on Schedule A to the Agreement;

WHEREAS, the Trust and the Administrator wish to amend certain terms of the Agreement;

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, hereby agree as follows:

1.	Article 6, Section 6.5 of the Agreement shall be deleted in its entirety and replaced as set forth below:

6.5 If in any fiscal year, the sum of a Portfolio’s expenses (including the fee payable pursuant to Section 6.3 hereof, but excluding the investment advisory fee and transfer agency fee payable to the Administrator pursuant to its agreements with the Fund, servicing fees, extraordinary expenses such as taxes, interest, and indemnification expenses, acquired fund fees and expenses, each Portfolio’s proportionate share of the increase in compensation paid to each Trustee who is not an officer, director or employee of Northern Trust Corporation or its subsidiaries effective January 1, 2012, expenses related to third-party consultants engaged by the Board of Trustees of the Fund and membership dues paid to the Investment Company Institute and Mutual Fund Directors Forum) exceeds on an annualized basis .10% of a Portfolio’s average net assets (.25% for each International Portfolio as defined in Schedule A to this Agreement) for such fiscal year, the Administrator will reimburse each Portfolio for the amount of such excess in accordance with the following timetable. Expense reimbursements, if any, will be calculated and paid monthly. The amount of the reimbursement paid by the Administrator to each Portfolio will be computed as of the end of each month by (a) determining the difference between the Portfolio’s accrued annualized expense ratio and the above percentage limitation; (b) multiplying this percentage by the Portfolio’s year to date average net asset value for such month to obtain the cumulative dollar amount of such excess; and (c) subtracting from the cumulative dollar amount of such excess the cumulative amount of reimbursements made to such Portfolio by the Administrator since the beginning of the fiscal year. A positive remainder represents the amount to be paid by the Administrator to the Portfolio; a negative remainder represents the amount to be paid by the Portfolio to the Administrator.

2.	Except to the extent amended hereby, the Agreement shall remain unchanged and in full force and effect and is hereby ratified and confirmed in all respects as amended hereby.

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date and year first written above.

NORTHERN INSTITUTIONAL FUNDS

By:	/s/ Lloyd A. Wennlund
Name:	Lloyd A. Wennlund
Title:	President

NORTHERN TRUST INVESTMENTS, INC.

By:	/s/ Eric Schweitzer
Name:	Eric Schweitzer
Title:	Senior Vice President